EXHIBIT 99.1

Statoil ASA: Name change is expected to be adopted 15 May 2018 - expected implementation and new ticker on Oslo Stock Exchange (Oslo Børs) from 16 May 2018

On 15 May 2018, the annual general meeting (AGM) in Statoil ASA (OSE: STL, NYSE:STO) will vote on the proposal to change the company's name, from Statoil ASA to Equinor ASA.

The Company expects to implement the name change from (and including) 16 May 2018. This entails that 15 May 2018 is expected to be the last day of trading on Oslo Børs under the ticker "STL". From 16 May 2018 (inclusive), the Company's shares are expected to trade on Oslo Børs under the new ticker "EQNR".

The Company will announce the result of the voting after the AGM on 15 May 2018 and expects to announce the implementation of the name change before 09:00 (CEST) on 16 May 2018.

The change of name and subsequent implementation and change of ticker on Oslo Børs is subject to the AGM's approval of the name change and formal registration in the Norwegian register of business enterprises (Foretaksregisteret). Based on statements made in support of the name change by the company's majority owner, the company expects the AGM to approve the proposal to change the company's name to Equinor ASA.

Subject to the AGM's approval of the name change and subsequent implementation, the new ticker "EQNR" is also excpected to be implemented for the Company's American Deposit Rights (ADRs) traded on the New York Stock Exchange (NYSE). The exact date of change of ticker on NYSE will be announced separately, however implementation of the new ticker on NYSE will take place on 17 May 2018 at the earliest.

Contact persons:

Investor relations
Peter Hutton, senior vice president for investor relations,
tel: +44 7881 918 792

Helge Hove Haldorsen, vice president for investor relations USA, tel: + 1 281 224 0140

Press
Bård Glad Pedersen, vice president for media relations,
tel: +47 91 80 17 91

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.